SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 24th 2008

ALLIANZ SE

Koeniginstrasse 28

80802 Munich

Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F⊠   Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz Group: Preliminary figures for 2007: Profit forecast confirmed

MUNICH--(BUSINESS WIRE)--Operating profit further increased to more than 10.8 billion euros, net income grows to 8 billion euros

Based on preliminary figures, Allianz Group confirms its forecast for the 2007 results. Operating profit is expected to exceed 10.8 billion euros and net income rises to 8 billion euros.

In the property and casualty business operating profit amounts to more than 6.2 billion euros in 2007. During the same period, the life and health business achieves an operating profit of almost 3 billion euros.

The banking segment reports a negative operating result of approximately 450 million euros in the fourth quarter. This is largely due to valuation adjustments on structured products in the trading book of around 900 million euros. Nonetheless, operating profit for the full year is positive at approximately 750 million euros.

The Asset Management business reaches an operating profit of more than 1.3 billion euros.

As a result, despite a difficult market environment, Allianz Group was able to further increase its net income from 7 billion euros for 2006 to 8 billion euros for 2007.

With almost 48 billion euros shareholders' equity remains on a high level.

As already announced, Allianz will publish full details for the fiscal year 2007 on February 21, 2008.

These assessments are, as always, subject to the disclaimer provided below.

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Information and Explaination of the Issuer to this News:

Cautionary Note Regarding Forward-Looking Statements: The statements contained herein may include statements of future expectations and other forward-looking statements and can involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) the impact of acquisitions, including related integration issues, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v), the extent of credit defaults (vi) performance of the financial markets, (vii) currency exchange rates, (viii), changes in national and international laws, including tax policies. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the US Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

No duty to update The company assumes no obligation to update any information contained herein. 24.01.2008

Language: English
Issuer: Allianz SE Koniginstr. 28 80802 Munchen Deutschland
Phone: +49 (0)89 38 00 - 41 24
Fax: +49 (0)89 38 00 - 38 99
E-mail: investor.relations@allianz.com
Internet: www.allianz.com
ISIN: DE0008404005
WKN: 840400
Indices: DAX-30, EURO STOXX 50
Listed: Regulierter Markt in Berlin, Frankfurt (Prime Standard),
Hannover, Dusseldorf, Stuttgart, Munchen, Hamburg; Terminborse EUREX;
Foreign Exchange(s) London, NYSE, SWX

CONTACT:
Allianz Group
Michael Sieburg, +49 (0)89-3800-2184
michael.sieburg@allianz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANZ SE

Date:	January 24, 2008	By:	/s/ Dr. Reinhard Preusche
Dr. Reinhard Preusche
Group Compliance

		By:	/s/ Michael Sieburg
Michael Sieburg
Group Compliance